NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself and each of its series to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the Township of Plainsboro and the State of New Jersey on the 29th day of September, 2008.

BLACKROCK SMALL CAP GROWTH FUND II OF BLACKROCK SERIES, INC.

By:	/s/ Donald C. Burke
Donald C. Burke
Chief Executive Officer

Attest:	/s/ Denis Molleur
Denis Molleur
Assistant Secretary of the Fund